Date 26 November 2007 Subject File No. 1-13980 Your letter of 13 November 2007 Your reference
United States Securities and Exchange Commission Division of Corporation Finance Attn. Mr. Larry Spirgel, Assistant Director Mail Stop 3720 Washington, DC, 20549 U.S.A.	Form 20-F 2006 Our reference 2007-U-00250-RvB

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s responses to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its fax dated November 13, 2007, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed with the Commission on March 1, 2007.  Furthermore we refer to our conference call with the Staff on November 19, 2007.

If you need a more detailed explanation of our responses or if you have any additional questions, we propose to hold a second conference by phone.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company.

Please clearly describe to us what your old methodology was for measuring ineffectiveness and what the new methodology is for measuring ineffectiveness. It is unclear to us whether you applied the guidance in paragraph 74(b) or AG 108c.

In accordance with paragraph 74 we designated the hedging relationship for the hedging instrument in its entirety including the interest element. We did not take advantage of the exemption in paragraph 74b to separate the interest element. In relation to assessing effectiveness retrospectively we used a long haul method applying regression analysis. Therefore we did not use the critical terms matching approach set out in AG 108.

2 of 3 Accompanies letter dated 12 October 2007
Our reference 2007-U-00250-RvB

Under the old methodology for measuring ineffectiveness we applied paragraph 96a (ii) by measuring  the cumulative fair value change of the expected future cash flows of the hedged items (Sterling and US bonds) in the currency in which they are denominated. This had the effect that fair value changes on the hedging instrument resulting from changes in the Euro yield curve were recorded in the income statement. In our view, this approach is permitted under paragraph 96a (ii) since the reference to the fair value change in the hedged instrument most naturally refers to the movements in the fair value of the standalone instrument rather than to the changes in the fair value of the hypothetical derivative calculated for the purposes of assessing hedge effectiveness.  This is not inconsistent with paragraphs 95 and 96b since paragraph 96a (ii) simply establishes the methodology for measuring the amount of ineffectiveness taken to the income statement.

Under the new methodology we measured the cumulative fair value change of the hedged items from the perspective of a Euro functional currency entity for the purpose of paragraph 96a (ii), thus measuring the changes using the Euro yield curve as a benchmark. This is the same basis on which effectiveness is assessed and results in the recognition of ineffectiveness only when the hedging relationship is itself ineffective. We believe this approach is also permitted under paragraphs 95 and 96 because it allows a closer linkage between the methodology used to assess effectiveness and that used to measure ineffectiveness.

The change in methodology is not an error in our financial statements because both interpretations are possible and there is no preferred accounting method. This is why we believe it is a change in accounting policy and not an error in the prior year financial statements.

Please refer to Appendices I and II (separately provided) for an example as to how we measure ineffectiveness under the old and the new methodologies.  This example is based on the same bond as we utilized in our previous letter to you. Appendix I shows the ineffectiveness at the end of 2006; appendix II shows the ineffectiveness at June 30, 2006.

Please address why you do not believe that the guidance in paragraph AG 105b would not suggest that a change in how you measure ineffectiveness would not impact how you assess ineffectiveness. We understand that you only changed the way you measured ineffectiveness and not how you assessed ineffectiveness, therefore, no dedesignation event occurred. We note that paragraph AG 105b focuses on “the actual results of the hedge”, so it appears to us that a change in how you measured ineffectiveness also changes how you assessed ineffectiveness under paragraph AG 105b.

3 of 3 Accompanies letter dated 12 October 2007
Our reference 2007-U-00250-RvB

We believe that the “actual results of the hedge” as mentioned in AG 105b can be measured based on the statistical outcome of a regression analysis which we have been using for assessing effectiveness. The actual results of the hedges are within the range of 80 and 125 percent in value terms as long as the R2 is above 0,96. In our last letter we added an example of a regression analysis which showed a R2 of 1.0 and we believe this is the “actual result of the hedge”. Although we note that the guidance in AG 105b gives an example with values, AG 107 clearly states that the standard does not specify a single method for assessing hedge effectiveness. Therefore we believe that the guidance in AG 105b does not suggest that a change in how we measure ineffectiveness would also impact how we assess effectiveness. This conclusion is supported by the IFRIC Update of September 2006, which we have separately provided to you as appendix III.

The change in methodology for measuring ineffectiveness recognizes that paragraph 95 requires the effective portion of the gain or loss on the hedging instrument to be recognized in equity and the ineffective portion to be recognized in profit or loss. This is also echoed in paragraph 96b. Under the new methodology we have aligned our measurement of ineffectiveness more closely to our assessment of effectiveness. This does not change how we assessed effectiveness under paragraph AG 105b.

* * *
In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020).

Accounting questions may be addressed to Mr. Ingo Uytdehaage, Manager External Reporting of the Company (011-31-70-343-4628) and myself (011-31-70-451-0110).

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Jack Guggenheim
Mr. Dean Suehiro
Mr. Kyle Moffatt